Exhibit 12

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for each of the
Five Years in the Period Ended January 28, 2006

(Millions of Dollars)

	Fiscal Year Ended
	Jan. 28,	Jan. 29,	Jan. 31,	Feb. 1,	Feb. 2,
	2006	2005	2004	2003	2002
Ratio of Earnings to Fixed Charges:
Earnings:
Net earnings	$2,408	$3,198	$1,809	$1,623	$1,340
Earnings from discontinued operations, net of taxes	—	(75)	(190)	(247)	(239)
Gain on disposal of discontinued operations, net of taxes	—	(1,238)	—	—	—
Provision for income taxes	1,452	1,146	984	851	675
Earnings from continuing operations before income taxes	3,860	3,031	2,603	2,227	1,776
Fixed charges:
Interest expense	532	607	569	618	517
Interest portion of rental expense	84	85	68	48	50
Total fixed charges	616	692	637	666	567
Less:
Capitalized interest	(42)	(18)	(8)	(13)	(33)
Fixed charges in earnings	574	674	629	653	534
Earnings available for fixed charges	$4,434	$3,705	$3,232	$2,880	$2,310
Ratio of earnings to fixed charges	7.21	5.35	5.07	4.33	4.07

Note: Computation is based on continuing operations.